Exhibit 12(d)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Successor			Predecessor
	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Year Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,	December 31,
	2012	2011	2010	2010	2009	2008
Earnings, as defined:
Income from Continuing Operations
Before Income Taxes	$331	$419	$70	$300	$(1,235)	$(1,536)
Adjustment to reflect earnings from
equity method investments on a cash
basis (a)	33	(1)		(4)	11
Loss on impairment of goodwill					1,493	1,806
Mark to market impact of derivative
instruments			2	(20)	(19)	34
	364	418	72	276	250	304

Total fixed charges as below	157	153	25	158	186	199

Total earnings	$521	$571	$97	$434	$436	$503

Fixed charges, as defined:
Interest charges (b)	$151	$147	$24	$153	$176	$184
Estimated interest component of
operating rentals	6	6	1	5	5	5
Estimated discontinued operations
interest component of rental expense					5	10

Total fixed charges	$157	$153	$25	$158	$186	$199

Ratio of earnings to fixed charges	3.3	3.7	3.9	2.7	2.3	2.5

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

436